

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Jonathan Foster
Chief Financial Officer
Moleculin Biotech, Inc.
5300 Memorial Drive, Suite 950
Houston, TX 7707

> **Re: Moleculin Biotech, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2024**
> **File No. 333-280951**

Dear Jonathan Foster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cavas S. Pavri, Esq.